UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 16, 2011

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

BLADEX REPORTS FULL YEAR NET INCOME OF $42.2 MILLION; $1.15 PER SHARE
FOURTH QUARTER NET INCOME OF $15.5 MILLION; $0.42 PER SHARE

PANAMA CITY, February 16, 2011 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the fourth quarter and full-year ended December 31, 2010.

Quarterly and Annual Business Highlights
•
Fourth quarter 2010 Net Income (*) amounted to $15.5 million, an increase of $0.5 million, or 4%, compared to third quarter 2010, and an increase of $3.6 million, or 30%, compared to fourth quarter 2009.

•
Net income in 2010 amounted to $42.2 million compared to $54.9 million in 2009, as the strong performance of the Commercial Division was mostly offset by second quarter losses in the Asset Management Unit.

•
The Commercial Portfolio grew $292 million, or 7% versus the previous quarter and $1.3 billion, or 43%, year-on-year to reach balances of $4.4 billion. Fourth quarter 2010 credit disbursements amounted to $2.2 billion, compared to the $2.3 billion in the third quarter.  2010 disbursements reached $7.4 billion, up $3.2 billion, or 79%, from 2009.

•	On a year-on-year-basis, fees and commissions grew 53%, amounting to $10.3 million.

•
Net interest income in the fourth quarter 2010 was $21.0 million, a $1.0 million, or 5%, increase over the previous period and a $5.8 million, or 38% increase over the fourth quarter 2009.  Net interest income in 2010 amounted to $74.5 million, a 15% increase from 2009.  Net interest margin increased to 1.70% in 2010 from 1.62% in 2009.  Average funding costs declined 112bps compared to 2009.

•
The Commercial Division’s Net Income for 2010 increased $22.0 million (+63%) to $56.8 million versus $34.8 million in 2009, mainly as a result of portfolio growth and improved credit quality.  The Division’s Net Income in the fourth quarter 2010 totaled $14.9 million, a 7% increase over the previous quarter, and a 25% increase over the fourth quarter 2009.

•
The Treasury Division reported a 2010 Net Loss of $4.9 million, compared to Net Income of $6.1 million in 2009, driven by losses from trading portfolio valuations, as increases in securities valuations were offset by the diminished valuations of associated trading derivatives used to hedge interest rate risk.

•
The Asset Management Unit reported a Net Loss of $9.7 million in 2010, compared to Net Income of $14.1 million in 2009 as the result of trading losses in Bladex Capital Growth Fund (BCGF, the Investment Fund) incurred mostly during the second quarter.  The Bank will gradually reduce its exposure to BCGF to its original $100 million investment, freeing close to $50 million to be used to fund more fee generating activities.

•
Portfolio quality improved year-on-year as credit risks abated throughout the Region, and as non-accrual loans declined to $29.0 million in the fourth quarter 2010, down from $32.9 million in the previous quarter, and from $50.5 million in the fourth quarter of 2009.

•
Scale efficiencies improved in 2010, with expenses growing $3.9 million, or 10% year-on-year, to $42.1 million, well below the commercial portfolio’s 43% growth, as the Bank invested in commercial and risk management resources.

•
The Bank’s equity consists entirely of common stock equity.  The Bank’s Tier 1 capital ratio as of December 31, 2010 stood at 20.5%, compared to 20.6% as of September 30, 2010, and 25.8% as of December 31, 2009, while the leverage ratio as of these dates was 7.3x, 7.1x, and 5.7x, respectively.

 (*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments
Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: “In many ways, Bladex's solid performance during the fourth quarter was a proxy for the sustained improvement of our business fundamentals during 2010, which brought about a steady commercial portfolio growth of 43%, while fees increased by 53%, deposits rose by 45%, net interest margins widened and our network of representative offices expanded. Concurrently, portfolio quality continued to improve, as non-accrual loans fell to just $29.0 million, out of a total credit portfolio of $4.9 billion. Expenses involved in fueling these improvements rose during the year by a modest 10%, while the Bank maintained a Tier 1 ratio in excess of 20%, and liquidity remained comfortably above $400 million, or 8% of assets.

The $42.2 million consolidated Net Income for the 2010 was not higher principally because the Asset Management's Unit had its first down full-year since we created the Unit in 2005. The Bank's $15.5 million net income for the fourth quarter, however, demonstrates that have achieved our goal of generating strong results independently of the performance of the Division's BCGF fund. As we continue to strengthen the Division's fee-income generation, we plan to gradually re-deploy our nearly $50 million of accumulated earnings in the BCGF over the year 2011 to pursue other opportunities arising in our market.

2010 was the first of a two year program designed to substantially increase the Bank's footprint and strengthen its franchise based on rapidly growing trade flows in Latin America, a region where we enjoy significant competitive advantages in terms of market knowledge, support from our government shareholders, stellar reputation, and timely, tailored customer service. 2011 will be another year of growth, as we continue expanding our penetration of the corporate markets, developing new products, supporting the rapidly growing intra regional trade, expanding our delivery network, and continuing to serve as the region's premier bank-to-banks. As was the case with our recent common dividend increase, we look forward to continuing to share our success with our shareholders." Mr. Rivera concluded.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	2010	2009	4Q10	3Q10	4Q09
Net Interest Income	$74.5	$64.8	$21.0	$20.0	$15.2
Net Operating Income (Loss) by Business Segment:
Commercial Division	$51.8	$49.7	$14.3	$14.0	$11.3
Treasury Division	$(4.9)	$6.1	$2.2	$(1.5)	$(0.5)
Asset Management Unit	$(12.1)	$15.2	$(1.8)	$3.1	$0.8
Net Operating Income	$34.7	$70.9	$14.7	$15.6	$11.6
Net income	$39.7	$56.0	$15.3	$15.5	$12.1
Net income (loss) attributable to the redeemable noncontrolling interest	$(2.4)	$1.1	$(0.2)	$0.5	$0.2
Net Income attributable to Bladex	$42.2	$54.9	$15.5	$15.0	$11.9

Net Income per Share (1)	$1.15	$1.50	$0.42	$0.41	$0.33
Book Value per common share (period end)	$18.99	$18.49	$18.99	$18.77	$18.49
Return on Average Equity (“ROE”)	6.2%	8.6%	8.9%	8.7%	7.1%
Operating Return on Average Equity ("Operating ROE") (2)	5.1%	11.1%	8.4%	9.0%	6.9%
Return on Average Assets (“ROA”)	1.0%	1.4%	1.3%	1.3%	1.3%
Net Interest Margin	1.70%	1.62%	1.70%	1.73%	1.60%
Efficiency Ratio (3)	55%	35%	44%	40%	46%

Tier 1 Capital (4)	$701	$679	$701	$690	$679
Total Capital (5)	$744	$712	$744	$732	$712
Risk-Weighted Assets	$3,417	$2,633	$3,417	$3,352	$2,633
Tier 1 Capital Ratio (4)	20.5%	25.8%	20.5%	20.6%	25.8%
Total Capital Ratio (5)	21.8%	27.0%	21.8%	21.8%	27.0%
Stockholders’ Equity	$697	$676	$697	$689	$676
Stockholders’ Equity to Total Assets	13.7%	17.4%	13.7%	14.2%	17.4%
Other Comprehensive Income Account ("OCI")	$(6)	$(6)	$(6)	$(5)	$(6)

Leverage (times) (6)	7.3	5.7	7.3	7.1	5.7
Liquid Assets / Total Assets (7)	8.2%	10.4%	8.2%	6.9%	10.4%
Liquid Assets / Total Deposits	23.1%	32.0%	23.1%	18.1%	32.0%

Non-Accruing Loans to Total Loans, net	0.7%	1.8%	0.7%	0.9%	1.8%
Allowance for Credit Losses to Commercial Portfolio	2.1%	3.2%	2.1%	2.3%	3.2%

Total Assets	$5,100	$3,879	$5,100	$4,861	$3,879

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2010, Bladex had disbursed accumulated credits of approximately $169 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly and annual results on Thursday, February 17, 2011 at 9:30 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 17, 2011.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 32221920.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3694
E-mail address:  bladex@i-advize.com